SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                             CAL-MAINE FOODS, INC.
                                 Common Stock
                                   128030202

CUSIP No.         128030202

1.   Name of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
     Persons

     Fred R. Adams, Jr.

2.   Check the Appropriate Box if a Member of a Group (See Instructions). N/A

3.   SEC Use Only

4.   Citizenship   or  Place  of   Organization.   United  States  of  America
   ------------------------------------------------------------------------

Number of                  5.  Sole Voting Power:   4,882,251
Shares
Beneficially
Owned by                   6.  Shared Voting Power:    -0-
Each
Reporting                  7.  Sole Dispositive Power:  4,882,251
Person
With                       8.  Shared Dispositive Power:  -0-
   ------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     4,882,251

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). Yes

11.  Percent of Class Represented by Amount in Row 9.  41.02%

12.  Type of Reporting Person (See Instructions).  IN

Item 1(a) Name of Issuer: Cal-Maine Foods, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:

3320 Woodrow Wilson Drive, Jackson, Mississippi 39209


Item 2(a) Name of Person Filing: Fred R. Adams, Jr.


Item 2(b) Address of Principal Business Office or, if none, Residence:

3320 Woodrow Wilson Drive, Jackson, Mississippi 39209


Item 2(c) Citizenship:  United States of America


Item 2(d) Title of Class of Securities:  Common Stock


Item 2(e) CUSIP Number:  128030202


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          N/A


Item 4.   Ownership

          (a) Amount Beneficially Owned: 4,882,2511

          (b) Percent of Class: 41.02%1

 --------------
1 *In addition to the shares of Common Stock reported, Mr. Adams owns 100% of the Class A Common Stock of the Issuer consisting of 1,200,000 shares. The Class A Common Stock has ten votes per share giving Mr. Adams 70.63% of the total voting power of all of the voting stock of the Issuer.

          (c)  Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote: 4,882,251

               (ii)    shared power to vote or to direct the vote: -0-

               (iii)   sole power to dispose or to direct the  disposition of:
                       4,882,251

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A


Item 9.   Notice of Dissolution of Group.

          N/A


Item 10.  Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 11, 1997
 ----------------------------
 Date

 /s/FRED R. ADAMS, JR
 ----------------------------
 Signature

 Fred R. Adams, Jr.
 Chariman of the Board and
 Chief Executive Office of
 Cal-Maine Foods, Inc.
 ---------------------------
 Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.